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02002934

January 31, 2002

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005


S.E.C.
JAN 3 1 2002
1086

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, the disclosure submitted to the Stock Exchange of Thailand on November 23, 2001.

Please contact Adedayo Idowu of this office at (202) 626-3671 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case, LLP

Enclosure

dw 2/7



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002

ISO 14001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8

โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)

PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421

http://www.ssi-steel.com

Our Ref : SEC. 005/2002 January 30, 2002

Re : Submission of unaudited financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the year ended December 31, 2001 and explanation of difference in result of operation for year ended December 31, 2001 and 2000

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for year ended December 31, 2001 and 2000 which is higher than 20 percent as follows:

1) The company realized 12,663.5 million Baht revenue from sale of hot rolled coils (1,195,680 metric tonne at an averaged selling price of 10,591 Baht/MT), lower than 15,876.0 million Baht revenue in 2000 (1,410,561 MT at an averaged price of 11,255 Baht/MT). The company also recorded 253.2 million Baht sales of steel scrap compared with 242.5 million in 2000. The company and subsidiaries registered a gross profit from sales and service of 897.1 million Baht, compared with 1,844.1 million Baht gross profit from sales and service in 2000 due to decrease in sales volume and smaller spread between the selling price and cost of raw material.

   The company and subsidiaries recorded 81.0 million Baht in other revenue (which included 48.9 million Baht gain from foreign exchange), while in 2000 the company recorded 57.9 million Baht in other revenue.

2) Selling and administrative expenses of the company and subsidiaries amounted to 489.6 million Baht, compared with 549.3 million Baht in 2000 (which included 122.9 million Baht loss from foreign exchange).

3) The company and subsidiaries recorded a reversal of provision for doubtful accounts receivable in the amount 5.5 million Baht, compared with 234.6 million Baht in 2000.

4) The company and subsidiaries registered 494.0 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,587.4 million Baht in 2000.

5) Interest expenses on short-term and long-term loan totaled 1,039.6 million Baht (consisting of 995.5 and 44.1 million Baht interest of the company and subsidiaries, respectively), lower than 1,269.8 million Baht interest expense in 2000 (consisting of 1,216.7 and 53.1 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 4.2 million Baht, compared with 3.6 million Baht in 2000.

7) The company and subsidiaries recorded loss before minority interest of 549.8 million Baht, compared with 314.1 million Baht gain in 2000.

8) The company and subsidiaries realized loss after minority interest in the amount of 614.0 million Baht, compared with a net loss of 220.5 million Baht in 2000.

9) The company recorded 70 million Baht gain from settlement of debts as an extraordinary item.

10) The company and subsidiaries registered a net loss 544.0 million Baht, compared with a net profit of 220.5 million Baht in 2000.

From the above factors, the company's business operation in the year ended December 31, 2001 resulted in a net loss which is higher than 2000 by more than 20 percent, mainly due to decrease in sales volume and metal spread between selling price and raw material cost.

For your consideration.

Yours faithfully,

- Signature -

Mr. Adisak Lowjun
Authorized Director

- Signature -

Mr. Kamol Juntima
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at December 31, 2001	As at December 31, 2000	As at December 31, 2001	As at December 31, 2000
ASSETS				
CURRENT ASSETS				
Cash in hand and at banks (Note 5.1)	132,046	154,609	4,067	3,957
Short-term investments				
Fixed deposits at bank (Note 6)	77,980	16,964	-	-
Accounts and notes receivable				
Related parties	889,061	1,263,941	802,530	1,177,365
Others	706,025	769,412	702,207	765,400
	1,595,086	2,033,353	1,504,737	1,942,765
Less Allowance for doubtful accounts	(471,431)	(470,496)	(393,888)	(399,008)
Accounts and notes receivable - net	1,123,655	1,562,857	1,110,849	1,543,757
Short-term loans and advances to related parties (Notes 18.2 and 19.3)	42	148	45	20,168
Inventories (Note 7)	4,292,312	5,175,251	4,308,460	5,202,685
Other current assets				
Advance payments	16,934	56,398	16,880	30,774
Value-added-tax refundable claims	15,553	-	15,553	-
Other receivable	80,769	4,053	11,395	3,814
Others	13,018	17,425	6,294	13,051
Total Current Assets	5,752,309	6,987,705	5,473,543	6,818,206
INVESTMENTS AND LOANS				
Investments in related parties (Note 15.1)	561,621	561,621	1,002,121	904,227
PROPERTY, PLANT AND EQUIPMENT - NET (Note 8)	15,992,899	16,422,449	14,609,369	14,897,609
OTHER ASSETS				
Receivable from cancellation of shipbuilding contract (Note 9)	99,188	-	-	-
Others	9,402	11,440	7,219	7,477
TOTAL ASSETS	22,415,419	23,983,215	21,092,252	22,627,519

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at December 31, 2001	As at December 31, 2000	As at December 31, 2001	As at December 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and loans from financial institutions (Note 10)				
Short-term loans	1,800,000	1,950,000	1,800,000	1,950,000
Trade finance loans	340,218	783,884	340,218	783,884
Accounts and notes payable	541,999	717,311	555,277	714,335
Current portion of long-term loans (Note 11)	83,271	52,367	-	-
Current portion of long-term liabilities	5,295	4,017	-	-
Other current liabilities				
Accrued expenses	121,454	105,174	131,663	116,134
Others	28,776	59,987	15,846	25,832
Total Current Liabilities	2,921,013	3,672,740	2,843,004	3,590,185
LONG-TERM LOANS (Note 11)	12,422,786	12,603,657	11,521,703	11,615,449
CONVERTIBLE DEBENTURES (Note 12)	2,400,000	2,400,000	2,400,000	2,400,000
LIABILITIES UNDER HIRE-PURCHASE AGREEMENTS	2,805	881	-	-
PAYABLE FOR PURCHASE OF LAND	5,000	8,000	-	-
TOTAL LIABILITIES	17,751,604	18,685,278	16,764,707	17,605,634

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at December 31, 2001	As at December 31, 2000	As at December 31, 2001	As at December 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 13)				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
PAID-IN SHARE CAPITAL				
Premium on share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 8)	4,993,350	5,143,690	4,993,350	5,143,690
DISCOUNT ON SHARE CAPITAL				
Discount on share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(9,195,805)	(8,651,805)	(9,195,805)	(8,651,805)
TOTAL COMPANY'S SHAREHOLDERS' EQUITY	4,327,545	5,021,885	4,327,545	5,021,885
MINORITY INTEREST	336,270	276,052	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	22,415,419	23,983,215	21,092,252	22,627,519

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2001	2000	2001	2000
REVENUES					
Sales		12,916,652	16,118,475	12,916,652	16,118,475
Service income		187,761	207,114	-	-
Other income					
Gain on exchange		48,873	-	28,387	-
Equity in undistributed net income of subsidiaries		-	-	77,075	100,816
Others		32,123	57,889	31,000	50,841
Total Revenues		13,185,409	16,383,478	13,053,114	16,270,132
EXPENSES					
Cost of sales		11,980,179	14,281,599	12,235,874	14,550,357
Cost of services		227,120	199,852	-	-
Selling and administrative expenses		485,678	545,399	437,548	510,072
Doubtful accounts (Reversal)		(5,465)	(234,633)	(5,119)	(230,833)
Interest expenses		1,039,562	1,269,748	995,451	1,216,669
Directors' remuneration		3,920	3,900	3,360	3,360
Corporate income tax		4,180	3,554	-	-
Total Expenses		13,735,174	16,069,419	13,667,114	16,049,625
INCOME (LOSS) BEFORE MINORITY INTEREST AND EXTRAORDINARY ITEM		(549,765)	314,059	(614,000)	220,507
MINORITY INTEREST		(64,235)	(93,552)	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM		(614,000)	220,507	(614,000)	220,507
EXTRAORDINARY ITEM					
Gain from settlement of debts (Note 11)		70,000	-	70,000	-
NET INCOME (LOSS)		(544,000)	220,507	(544,000)	220,507
BASIC EARNINGS PER SHARE					
Income (loss) before extraordinary item	BAHT	(0.71)	0.26	(0.71)	0.26
Extraordinary item	BAHT	0.07	-	0.07	-
Net income (loss)	BAHT	(0.64)	0.26	(0.64)	0.26
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	'000 SHARES	853,000	853,000	853,000	853,000

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
ORDINARY SHARE CAPITAL				
Beginning balance	8,530,000	19,310,000	8,530,000	19,310,000
Deduction	-	(10,780,000)	-	(10,780,000)
Ending balance	8,530,000	8,530,000	8,530,000	8,530,000
PREMIUM ON SHARE CAPITAL				
Beginning balance	3,600,000	3,600,000	3,600,000	3,600,000
Ending balance	3,600,000	3,600,000	3,600,000	3,600,000
UNREALIZED INCREMENT PER ASSETS APPRAISAL				
Beginning balance	5,143,690	5,320,114	5,143,690	5,320,114
Deduction	(150,340)	(176,424)	(150,340)	(176,424)
Ending balance	4,993,350	5,143,690	4,993,350	5,143,690
DISCOUNT ON SHARE CAPITAL				
Beginning balance	(3,600,000)	(11,573,500)	(3,600,000)	(11,573,500)
Deduction	-	7,973,500	-	7,973,500
Ending balance	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)				
Beginning balance	(8,651,805)	(11,678,812)	(8,651,805)	(11,678,812)
Additions : Decrease in ordinary share capital	-	2,806,500	-	2,806,500
Net income (loss)	(544,000)	220,507	(544,000)	220,507
Ending balance	(9,195,805)	(8,651,805)	(9,195,805)	(8,651,805)
TOTAL	4,327,545	5,021,885	4,327,545	5,021,885
ORDINARY SHARE CAPITAL HELD BY A SUBSIDIARY				
Beginning balance	-	(10,800)	-	(10,800)
Deduction	-	10,800	-	10,800
Ending balance	-	-	-	-
TOTAL SHAREHOLDERS' EQUITY OF THE COMPANY	4,327,545	5,021,885	4,327,545	5,021,885

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
UNAPPROPRIATED RETAINED EARNINGS				
(DEFICIT)				
Balance brought forward	(8,651,805)	(11,678,812)	(8,651,805)	(11,678,812)
Decrease in deficit from decrease in				
ordinary share capital	-	2,806,500	-	2,806,500
Net income (loss) for the period	(544,000)	220,507	(544,000)	220,507
Total Unappropriated Retained				
Earnings (Deficit)	(9,195,805)	(8,651,805)	(9,195,805)	(8,651,805)

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) before extraordinary item	(614,000)	220,507	(614,000)	220,507
Items to reconcile net income (loss) to net cash flows from operations :				
Doubtful accounts (Reversal)	(5,465)	(234,633)	(5,119)	(230,833)
Doubtful accounts	7,135	-	-	-
Depreciation	430,030	487,128	369,348	431,014
Amortization	1,143	1,378	752	1,067
Provision for diminution in value of inventories (Reversal)	(210)	(3,526)	(210)	(3,526)
Additional interest on debt restructuring	293,776	249,094	290,508	239,284
Realized loss on exchange	(1,479)	139,853	(1,479)	139,853
Unrealized (gain) loss on exchange	(18,705)	86,695	1,781	86,695
Gain on sales of investments	-	(1,434)	-	-
Gain on sales of property, plant and equipment	(1,429)	(1,623)	(976)	(1,835)
Loss on disposal of property, plant and equipment	23,400	3,123	22,910	1,124
Equity in undistributed net income of subsidiaries	-	-	(102,075)	(100,816)
Loss from barge sinking	4,598	-	4,598	-
Minority interest	64,235	93,552	-	-
Net income (loss) from operations before changes in operating assets and liabilities	183,029	1,040,114	(33,962)	782,534
Operating assets (increase) decrease				
Accounts and notes receivable – related parties	25,436	(152,621)	25,391	(151,051)
Accounts and notes receivable – others	63,897	394,897	63,704	396,466
Inventories	790,970	719,674	802,255	724,647
Short-term loans and advances to related parties	107	(148)	123	(168)
Advance payments	39,464	131,950	13,893	131,774
Valued-added-tax refundable claims	(15,553)	53,892	(15,553)	51,522
Prepaid expenses	(107)	4,687	(762)	5,830
Other receivable	(7,946)	8,943	(7,582)	15,909
Other current assets - others	3,778	2,231	7,520	1,696
Other assets	895	(1,832)	(494)	(119)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Operating liabilities increase (decrease)				
Accounts and notes payable	(173,024)	(1,908,711)	(156,771)	(1,911,089)
Accrued expenses	16,280	(1,418)	15,530	6,899
Other current liabilities	(30,823)	10,865	(10,110)	12,183
Net cash provided by (used in) operating activities	896,403	302,523	703,182	67,033
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from sales of investments	-	12,234	-	-
Other investment increase	(190)	(293)	-	-
Short-term loan to related company increase	-	-	20,000	(20,000)
Purchases of property, plant and equipment	(204,486)	(271,636)	(128,012)	(56,013)
Proceeds from sales of property, plant and equipment	2,666	3,766	1,582	4,054
Net cash used in investing activities	(202,010)	(255,929)	(106,430)	(71,959)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans increase (decrease)	(150,000)	(50,000)	(150,000)	(50,000)
Trade finance loans increase	(446,642)	18,313	(446,642)	18,313
Long-term loans decrease	(59,488)	(29,241)	-	-
Net cash provided by financing activities	(656,130)	(60,928)	(596,642)	(31,687)
Net increase (decrease) in cash and cash equivalents	38,263	(14,334)	110	(36,613)
Cash and cash equivalents as at January 1	154,609	168,943	3,957	40,570
Cash and cash equivalents as at September 30	192,872	154,609	4,067	3,957

See notes to the interim financial statements